Exhibit 4

Amendment No. 1 to Rights Agreement

This Amendment No. 1 to the Rights Agreement (this “Amendment”) is made and entered into as of February 5, 2013 by and between The L.S. Starrett Company, a Massachusetts corporation (the “Company”), and Computershare Shareowner Services LLC (formerly known as Mellon Investor Services LLC), a New Jersey limited liability company, as rights agent (the “Rights Agent”), amending that certain Rights Agreement, dated as of November 2, 2010, as amended and in effect from time to time, between the Company and the Rights Agent (the “Rights Agreement”). Capitalized terms used herein without definition shall have the meanings ascribed to them in the Rights Agreement.

WITNESSETH

The Board of Directors of the Company has deemed it reasonable and in the best interests of the Company to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement to revise the definition of Acquiring Person and certain other provision of the Rights Agreement.  Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.	Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(a)           “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person and with any other Person with whom such Person is Acting in Concert, shall be the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, but shall not include (1) the Company, (2) any Subsidiary of the Company or (3) any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan.  Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company that, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that, if a Person, together with all Affiliates or Associates of such Person, shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person.”  Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), (i) has become such inadvertently or (ii) has become such as the result of contractual obligations that are or purport to be legally binding entered into prior to, and not materially amended or modified after, the date of this Agreement and has not acquired 1% or more of the Common Shares of the Company then outstanding by means other than such contractual obligations since the date of this Agreement, and in either of case (i) or (ii), such Person divests as promptly as practicable (but in the case of clause (ii), in no event later than 60 calendar days following the date of the acquisition of beneficial ownership that would otherwise cause such Person to be an Acquiring Person) a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

A Person shall be deemed to be “Acting in Concert” with another Person if such Person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) at any time after the first public announcement of the adoption of this Agreement, in concert or in parallel with such other Person, or towards a common goal with such other Person, relating to changing or influencing the control of the Company or in connection with or as a participant in any transaction having that purpose or effect, where (i) each Person is conscious of the other Person’s conduct and this awareness is an element in their decision-making processes and (ii) at least one additional factor supports a determination by the Board that such Persons intended to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information, attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided that the additional factor shall not include actions by an officer or director of the Company acting in such capacities. A Person who is Acting in Concert with another Person shall also be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other Person.

No Person shall be deemed to be Acting in Concert with another Person solely as a result of (i) making or receiving a solicitation of, or granting or receiving, revocable proxies or consents given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act (as such term is hereinafter defined) by means of a solicitation statement filed on Schedule 14A, or (ii) soliciting or being solicited for, or tendering or receiving, tenders of securities in a public tender or exchange offer made pursuant to, and in accordance with, Section 14(d) of the Exchange Act by means of a tender offer statement filed on Schedule TO.”

2.	The final paragraph of Section 11(a)(ii) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“From and after the occurrence of such event, any Rights that are or were acquired or beneficially owned by any Acquiring Person (or any Associate or Affiliate of such Acquiring Person or any Person Acting in Concert with such Acquiring Person) shall be null and void, and any holder of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement.  No Right Certificate shall be issued pursuant to Section 3 hereof that represents Rights beneficially owned by an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof or any Person Acting in Concert with such Acquiring Person; no Right Certificate shall be issued at any time upon the transfer of any Rights to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence or any Associate or Affiliate thereof or any Person Acting in Concert with an Acquiring Person or to any nominee of such Acquiring Person, Associate, ~~or~~ Affiliate or Person Acting in Concert with such Acquisition Person; and any Right Certificate delivered to the Rights Agent for transfer to an Acquiring Person whose Rights would be null and void pursuant to the preceding sentence shall be cancelled.”

3.	Section 11(a)(iii) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(iii)           Subject to Section 24 hereof, in lieu of issuing shares of Class A Common Stock in accordance with Section 11(a)(ii) hereof, the Company may, if a majority of the Board of Directors then in office determines that such action is necessary or appropriate and not contrary to the interests of the holders of Rights (other than any Acquiring Person, or any Affiliate or Associate of such Acquiring Person or any Person Acting in Concert with such Acquiring Person), elect to (and, in the event that the Board of Directors has not exercised the exchange right contained in Section 24 hereof and there are not sufficient authorized but unissued and unreserved for other purposes shares of Class A Common Stock to permit the exercise in full of the Rights in accordance with subparagraph (ii) above, the Company shall) take all such action as may be necessary to authorize, issue or pay, upon the exercise of each Right: (A) cash; (B) a reduction in Purchase Price; (C) property; (D) other securities of the Company (including, without limitation, shares of Class B Common Stock or a number of shares of Class A Common Stock or fraction thereof such that the current per share market price of one share of Class A Common Stock multiplied by such number or fraction is equal to the current per share market price of one share of Class A Common Stock as of the date of issuance of such shares of Class A Common Stock or fraction thereof); or (E) any combination of the foregoing, in each case having an aggregate value equal to the value of the shares of Class A Common Stock that otherwise would have been issuable pursuant to Section 11(a)(ii) hereof, which aggregate value shall be determined in good faith by the Board of Directors. For purposes of the preceding sentence, the value of the shares of Class A Common Stock shall be determined pursuant to Section 11(d) hereof.  As soon as practicable, the Company shall provide the Rights Agent with written notice of any election made pursuant to this Section 11(a)(iii).”

4.	The Rights Agent notice information in Section 26 of the Rights Agreement is hereby amended and restated in its entirety as follows:

Computershare Shareowner Services LLC
111 Founders Plaza, 11th Floor
East Hartford, CT 06108
Attn: John J. Boryczki
Facsimile No.: (860) 528-6472

With a copy to:

Computershare Shareowner Services LLC
480 Washington Boulevard, 29th Floor
Jersey City, New Jersey 07310
Attn: Legal Department

5.	Miscellaneous Provisions.

5.1           Effect of Amendment. In the event of any conflict or inconsistency between the terms of this Amendment and the terms of the Rights Agreement, the terms of this Amendment will control. Except to the extent expressly modified herein or in conflict with the terms of this Amendment, the terms of the Rights Agreement shall remain in full force and effect.  Without limiting the generality of the foregoing, whenever the phrase “the date of this Agreement” or similar language appears in Section 1, 2, or 3 of this Amendment, it shall mean November 2, 2010.

5.2           Counterparts.  This Amendment may be executed in two counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

5.3           No Amendment.  No amendment, alteration or modification of any of the provisions of this Amendment will be binding unless made in writing and signed by each of the parties hereto.

5.4           Entire Agreement.  This Amendment and the Rights Agreement embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

5.5           Governing Law.  This Amendment shall be governed by, and construed in accordance with, the law of the Commonwealth of Massachusetts without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Massachusetts; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first above written.

The L.S. Starrett Company	Attest:

By: /s/ D.A. Starrett	By: /s/ Francis J. O’Brien
Name: Douglas A. Starrett	Name: Francis J. O’Brien
Title: Chief Executive Officer	Title: Chief Financial Officer

Computershare Shareowner Services LLC

By: /s/ Michael J. Lang
Name: Michael J. Lang
Title: Senior Vice President

[Signature Page to Amendment No. 1]